Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-251354

Relating to the

Preliminary Prospectus Supplement

Dated November 8, 2021

(To Prospectus Dated December 15, 2020)

PRICING TERM SHEET

November 9, 2021

Cryoport, Inc.

Placement of

3,072,038 shares of Common Stock

The information in this pricing term sheet supplements Cryoport, Inc.’s preliminary prospectus supplement, dated November 8, 2021 (the “Preliminary Prospectus Supplement”), relating to a registered direct placement of common stock (the “Common Stock Placement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Cryoport, Inc. and not to its subsidiaries.

Issuer	Cryoport, Inc.

Securities Offered	3,072,038 shares of common stock, $0.001 par value per share, of Cryoport, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	CYRX / The Nasdaq Capital Market (“ Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on November 9, 2021	$81.10.

Offering Price per Share of Common Stock	$81.10.

Trade Date	November 10, 2021.

Settlement Date	November 12, 2021.

Concurrent Offering	On November 9, 2021, we announced the pricing of our previously announced private offering of $350,000,000 aggregate principal amount of 0.75% convertible senior notes due 2026 (the “Notes”). The offering size was increased from the previously announced offering size of $300,000,000 aggregate principal amount of Notes. The issuance and sale of the Notes are scheduled to settle on November 12, 2021, subject to customary closing conditions. We granted the initial purchasers of the Concurrent Offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $52,500,000 principal amount of Notes.

The Notes will accrue interest at a rate of 0.75% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022. The initial conversion rate of the Notes is 8.5038 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $117.59 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Offering, if it is consummated, will be approximately $339.0 million (or approximately $389.9 million if the initial purchasers of the Concurrent Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and our estimated offering expenses.

The completion of the Common Stock Placement is contingent on the completion of the Concurrent Offering, but the completion of the Concurrent Offering is not contingent on the completion of the Common Stock Placement.

The Concurrent Offering is being made pursuant to a confidential offering memorandum only to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering. See “The Concurrent Offering” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Placement will be approximately $248.6 million, after deducting our estimated offering expenses. We intend to use the net proceeds from the Common Stock Placement and a portion of the net proceeds from the Concurrent Offering to repurchase approximately $100.7 million principal amount of our outstanding 3.00% Convertible Senior Notes due 2025 (the “2025 convertible notes”) in separate, privately negotiated repurchase transactions with a limited number of holders of our 2025 convertible notes for an aggregate repurchase price of approximately $351.1 million, which includes accrued and unpaid interest on the repurchased 2025 convertible notes. We intend to use the remainder of the net proceeds from the Concurrent Offering for general corporate purposes.

Placement Agents	Jefferies LLC SVB Leerink LLC

CUSIP / ISIN Numbers for the Common Stock	229050307 / US2290503075.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Common Stock Placement to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Common Stock Placement. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Cryoport, Inc. 112 Westwood Place, Suite 350, Brentwood, TN 37027, Attn: Chief Financial Officer or (949) 470-2300.

The information in this pricing term sheet is not a complete description of the Common Stock or the Common Stock Placement. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.